UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

KATY INDUSTRIES, INC.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

486026107

(CUSIP Number)

Scott R. Zemnick, Esq.

Victory Park Capital Advisors, LLC

227 W. Monroe Street, Suite 3900

Chicago, Illinois 60606

(312) 705-2786

Copy to:

Mark R. Grossmann, Esq.

Katten Muchin Rosenman LLP

525 West Monroe Street

Suite 1900

Chicago, Illinois 60661

(312) 902-5200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 14, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 486026107	13D	Page 2 of 12 Pages

1	NAME OF REPORTING PERSONS VPC SBIC I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY OO
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,859,183 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,859,183 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,859,183 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.3% (2)
14	TYPE OF REPORTING PERSON OO

(1) Consists of shares of common stock issuable upon conversion of 1,131,551 shares of the issuer’s convertible preferred stock held by VPC SBIC I, LP.

(2) Based on 7,951,176 outstanding shares as of October 28, 2016, as set forth in the issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016.

Cusip No. 486026107	13D	Page 3 of 12 Pages

1	NAME OF REPORTING PERSONS VPC SBIC GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY OO
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,859,183 (3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,859,183 (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,859,183 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.3% (4)
14	TYPE OF REPORTING PERSON OO

(3) Consists of shares of common stock issuable upon conversion of 1,131,551 shares of the issuer’s convertible preferred stock held by VPC SBIC I, LP.

(4) Based on 7,951,176 outstanding shares as of October 28, 2016, as set forth in the issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016.

Cusip No. 486026107	13D	Page 4 of 12 Pages

1	NAME OF REPORTING PERSONS Victory Park Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 370,748,441 (5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 370,748,441 (5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 370,748,441 (5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 97.9% (6)
14	TYPE OF REPORTING PERSON OO

(5) Consists of shares issuable to lenders upon conversion of certain term loans (the “Term Loans”) made pursuant to the issuer’s Second Lien Credit Facility (as defined below). Victory Park Management, LLC, as administrative agent and collateral agent for the lenders under the Second Lien Credit Facility, has the right, at any time, to convert the outstanding principal amount of, and interest on, the Term Loans into common stock, provided that the Term Loans may not be converted into common stock until the Issuer has reduced the par value of its common stock.

(6) Based on 7,951,176 outstanding shares as of October 28, 2016, as set forth in the issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016.

Cusip No. 486026107	13D	Page 5 of 12 Pages

1	NAME OF REPORTING PERSONS Victory Park Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY OO
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 389,607,624 (7)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 389,607,624 (7)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 389,607,624 (7)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 98.0% (8)
14	TYPE OF REPORTING PERSON OO

(7) Consists of (i) shares of common stock issuable upon conversion of 1,131,551 shares of the issuer’s convertible preferred stock held by VPC SBIC I, LP. and (ii) 370,748,441shares issuable to lenders upon conversion of the Term Loans (see footnote 5).

(8) Based on 7,951,176 outstanding shares as of October 28, 2016, as set forth in the issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016.

Cusip No. 486026107	13D	Page 6 of 12 Pages

1	NAME OF REPORTING PERSONS Jacob Capital, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 389,607,624 (9)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 389,607,624 (9)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 389,607,624 (9)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 98.0% (10)
14	TYPE OF REPORTING PERSON OO

(9) Consists of (i) shares of common stock issuable upon conversion of 1,131,551 shares of the issuer’s convertible preferred stock held by VPC SBIC I, LP. and (ii) 370,748,441shares issuable to lenders upon conversion of the Term Loans (see footnote 5).

(10) Based on 7,951,176 outstanding shares as of October 28, 2016, as set forth in the issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016.

Cusip No. 486026107	13D	Page 7 of 12 Pages

1	NAME OF REPORTING PERSONS Richard Levy
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 389,607,624 (11)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 389,607,624 (11)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 389,607,624 (11)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 98.0% (12)
14	TYPE OF REPORTING PERSON IN

(11) Consists of (i) shares of common stock issuable upon conversion of 1,131,551 shares of the issuer’s convertible preferred stock held by VPC SBIC I, LP. and (ii) 370,748,441shares issuable to lenders upon conversion of the Term Loans (see footnote 5).

(12) Based on 7,951,176 outstanding shares as of October 28, 2016, as set forth in the issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2016.

Cusip No. 486026107	13D	Page 8 of 12 Pages

This Amendment No. 2 (this “Amendment”) to Schedule 13D amends the Schedule 13D (as previously amended, the “Schedule 13D”) filed by (i) VPC SBIC I, LP (the “SBIC Fund”); (ii) Victory Park Capital Advisors, LLC (“Capital Advisors”); (iii) Jacob Capital, L.L.C., (“Jacob Capital”); (iv) Victory Park Management, LLC (“Victory Park Management”) and (v) Richard Levy (collectively, the “Reporting Persons”), with respect to the securities of Katy Industries, Inc. (the “Issuer”), on August 22, 2016, as amended by Amendment No. 1 filed on April 28, 2017.

Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 4.         Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by adding the following:

On May 14, 2017, the SBIC Fund contributed its rights as a lender under the Second Lien Credit Facility to Jansan Acquisition, LLC (“Jansan”), a newly formed Delaware limited liability company co-owned with an affiliate of Highview Capital, LLC and Centrex Plastics, LLC, in exchange for common interests in Jansan and, among other things, the right to designate a manager of Jansan. Victory Park Management remains the administrative agent and collateral agent under the Second Lien Credit Facility.

On May 14, 2017, the Issuer and certain of its subsidiaries filed voluntary petitions for reorganization under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). In connection with such filing, Jansan intends to provide up to $7.5 million of debtor-in-possession financing (the “DIP Financing”), subject to approval by the Bankruptcy Court. The DIP Financing would be provided on a secured, super-priority basis pursuant to a credit agreement containing customary covenants and other provisions. The DIP Financing would mature on October 11, 2017, subject to any earlier event of default thereunder.

In connection with the Issuer’s bankruptcy case, Jansan intends to bid for certain assets of the Issuer and certain of its subsidiaries. To that end, on May 14, 2017, Jansan, the Issuer, Continental Commercial Products, LLC, Fort Wayne Plastics, Inc. and FTW Holdings, Inc. entered into an Asset Purchase Agreement (the “Purchase Agreement”). Pursuant to the Purchase Agreement, Jansan agreed to purchase substantially all of the assets and properties of the Issuer and certain of its subsidiaries, other than excluded assets described in the Purchase Agreement (such assets, subject to such exclusions, the “Purchased Assets”), and to assume certain liabilities of the Issuer and its subsidiaries, including obligations under the Issuer’s senior credit facility, certain cure costs, certain liabilities relating to employees of the Issuer and its subsidiaries and other liabilities specified in the Purchase Agreement (collectively, the “Assumed Liabilities”). The aggregate purchase price (the “Purchase Price”) for the Purchased Assets would be an amount equal to (i) the assumption the Encina Obligations (as defined in the Purchase Agreement), less the amount of any prepayments thereof; plus (ii) a credit bid in the amount outstanding under the DIP Financing at the time of the closing; plus (iii) a credit bid in the amount of the indebtedness under the Second Lien Credit Facility; plus (iv) the Assumed Liabilities; plus (v) the Wind Down Reserve (as defined in the Purchase Agreement).

Cusip No. 486026107	13D	Page 9 of 12 Pages

The foregoing transaction would be accomplished through the sale, transfer and assignment of the Purchased Assets by the Issuer and applicable subsidiaries to Jansan (or its assigns) in a sale undertaken pursuant to Section 363 of the Bankruptcy Code. It is expected that the Issuer and its subsidiaries will concurrently conduct a competitive bidding process pursuant to bidding procedures to be approved by the Bankruptcy Court, seeking higher and better qualified bids for a sale at auction of all or substantially all of the Issuer’s and such subsidiaries’ assets pursuant to Section 363 of the Bankruptcy Code. The Purchase Agreement provides for a breakup fee in the amount of $1,750,000 and expense reimbursement for fees incurred in connection with the transaction up to $350,000, if Jansan is not selected as the prevailing bidder in the Section 363 sale process.

The closing of the transactions contemplated by the Purchase Agreement is subject to customary conditions, including the entry by the Bankruptcy Court of a bidding procedures order and sale order, in each case, reflecting the terms set forth in the Purchase Agreement. The Purchase Agreement may be terminated following certain termination events set forth therein.

There can be no assurance that the Bankruptcy Court will approve the Purchase Agreement, the proposed sale order or proposed bidding procedures order. Nor can there be any assurance that the transaction contemplated by the Purchase Agreement will be consummated in accordance with its terms. In connection with the Section 363 sale process, Jansan and the Reporting Persons may propose to modify the transactions contemplated by the Purchase Agreement in response to competing bids, if required by the Bankruptcy Court or otherwise.

The description of the Purchase Agreement set forth above in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the full text of the Purchase Agreement, a copy of which is attached as Exhibit 5 to this Schedule 13D and is incorporated herein by reference.

Item 6.         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by adding the following:

The description of the Purchase Agreement set forth in Item 4 of this Amendment is incorporated herein by reference.

Item 7.         Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended by adding the following:

Exhibit 5	Asset Purchase Agreement, dated as of May 14, 2017, among Jansan Acquisition, LLC, Katy Industries, Inc., Continental Commercial Products, LLC, Fort Wayne Plastics, Inc. and FTW Holdings, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on May 18, 2017).

Cusip No. 486026107	13D	Page 10 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 19, 2017

VPC SBIC I, LP

By: VPC SBIC GP, LLC, its General Partner

By: Jacob Capital L.L.C., its manager

By: /s/ Richard Levy

Name: Richard Levy

Its: Sole Member

VPC SBIC GP, LLC

By: Jacob Capital L.L.C., its manager

By: /s/ Richard Levy

Name: Richard Levy

Its: Sole Member

VICTORY PARK MANAGEMENT, LLC

By: /s/ Scott R. Zemnick

Name: Scott R. Zemnick

Title: Manager

VICTORY PARK CAPITAL ADVISORS, LLC

By: /s/ Scott R. Zemnick

Name: Scott R. Zemnick

Title: General Counsel

JACOB CAPITAL, L.L.C.

By: /s/ Richard Levy

Name: Richard Levy

Title: Sole Member

Cusip No. 486026107	13D	Page 11 of 12 Pages

/s/ Richard Levy

Richard Levy

Cusip No. 486026107	13D	Page 12 of 12 Pages

Exhibit Index

Exhibit 5	Asset Purchase Agreement, dated as of May 14, 2017, among Jansan Acquisition, LLC, Katy Industries, Inc., Continental Commercial Products, LLC, Fort Wayne Plastics, Inc. and FTW Holdings, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on May 18, 2017).